SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

SAUER-DANFOSS INC.

(Name of Subject Company)

SAUER-DANFOSS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804137107
(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010
(515) 239-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

Telephone:  (816) 292-8158

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 15, 2013 by Sauer-Danfoss Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Danfoss Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”) not already owned by Danfoss and its subsidiaries at a price per Share equal to $58.50 net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 15, 2013 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2.  Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in the Schedule 14D-9.

Item 8.  Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by amending and restating the disclosure under the heading “Litigation” on page 34 of the Schedule 14D-9 to read in its entirety as follows:

On March 8, 2013, a putative class action captioned Schacher v. Clausen et al., Case No. 8396, was filed in the Court of Chancery of the State of Delaware against the Company, its directors, and Merger Sub (the “Schacher Action”). The complaint alleges that the Company’s directors breached their fiduciary duties of loyalty and due care, claiming that the directors failed to maximize stockholder value when they accepted the proposed Merger Agreement with Danfoss on March 1, 2013 at a price that fails to reflect the true value of the Company. The complaint further alleges that the Merger Agreement was not the result of a fair process, because Danfoss has influence over the Company’s affairs and the Company’s directors due to the fact that Danfoss owns 75.6% of the Company’s outstanding shares. In addition, the complaint alleges that the Merger Agreement contains preclusive deal protection provisions that favor Danfoss, including the right to match superior offers and a “Top-Up” provision. The complaint also alleges that the Company and Merger Sub aided and abetted the directors’ alleged breaches of fiduciary duty. Among other things, the complaint seeks injunctive relief prohibiting consummation of the proposed transaction, or rescission (in the event the transaction has already been consummated), as well as damages and costs, including reasonable attorneys’ and experts’ fees. On March 21, 2013, the plaintiff in the Schacher Action filed an amended complaint adding allegations, among other things, that the Company’s directors breached their fiduciary duties by failing to adequately disclose all material facts regarding the proposed transaction to the Company’s stockholders. The amended complaint named Danfoss as an additional defendant. On March 22, 2013, the plaintiff in the Schacher Action filed a motion for a preliminary injunction and expedited discovery.  The foregoing summary is qualified in its entirety by the full text of the complaint and amended complaint, copies of which are filed as Exhibits (a)(5)(E) and (a)(5)(F) to the Schedule 14D-9 and are incorporated herein by reference.

On March 21, 2013, a putative class action captioned Naparst v. Sauer-Danfoss Inc. et al., Case No. 8429, was filed in the Court of Chancery of the State of Delaware against the Company, its directors, Merger Sub and Danfoss (the “Naparst Action”). The complaint in the Naparst Action alleges that the Company’s directors breached their fiduciary duties in connection with the proposed transaction between the Company and Danfoss, that Danfoss breached duties purported to be owed to the Company’s public stockholders by virtue of its status as a controlling stockholder, and that Danfoss and Merger Sub aided and abetted the alleged breaches of fiduciary duty by the Company’s directors. The Naparst Action further alleges that the Offer Price undervalues the Company, and that Danfoss acted to enrich itself at the expense of the Company’s public stockholders. The Naparst Action also alleges that the Company’s directors breached their fiduciary duties by failing to adequately disclose all material information necessary for the Company’s public stockholders to make an informed decision as to whether to tender their Shares in the Offer. Among other things, the Naparst Action seeks injunctive relief prohibiting consummation of the proposed transaction, or rescission (in the event the transaction has already been consummated), as well as damages and costs, including reasonable attorneys’ and experts’ fees. The foregoing summary is qualified in its entirety by the full text of the complaint, a copy of which is filed as Exhibit (a)(5)(G) to the Schedule 14D-9 and is incorporated herein by reference.

On March 22, 2013, a putative class action captioned Steward v. Sauer-Danfoss Inc. et al., Case No. 8430, was filed in the Court of Chancery of the State of Delaware against the Company, its directors, Danfoss and Merger Sub (the “Steward Action”).  The complaint in the Steward Action alleges that the Company’s directors breached their fiduciary duties by running a flawed sales process and agreeing to an Offer Price that inadequately values the Company. The Steward Action further alleges that Danfoss breached duties purported to be owed to the Company’s public stockholders by virtue of its status as a controlling stockholder.  The Steward Action also alleges that the Company’s directors breached their fiduciary duties by failing to adequately disclose all material information necessary for the Company’s public stockholders to make an informed decision as to whether to tender their Shares in the Offer.  Among other things, the Steward Action seeks injunctive relief prohibiting consummation of the proposed transaction, or rescission (in the event the transaction has already been consummated), as well as damages and costs, including reasonable attorneys’ and experts’ fees. The foregoing summary is qualified in its entirety by the full text of the complaint, a copy of which is filed as Exhibit (a)(5)(H) to the Schedule 14D-9 and is incorporated herein by reference.

Item 9.  Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)

Amended Complaint of C. David Schacher against Jørgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Richard J. Freeland, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Steven H. Wood, Danfoss Acquisition, Inc., Danfoss A/S and Sauer-Danfoss Inc., filed in the Court of Chancery in the State of Delaware, dated March 21, 2013 (incorporated by reference to Exhibit (a)(5)(vi) of the Schedule TO).

(a)(5)(G)

Complaint of Harold Naparst against Sauer-Danfoss Inc., Jorgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Richard J. Freeland, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Steven H. Wood, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated March 21, 2013 (incorporated by reference to Exhibit (a)(5)(vii) of the Schedule TO).

(a)(5)(H)

Complaint of Jim Steward against Sauer-Danfoss Inc., Jørgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Richard J. Freeland, Steven H. Wood, Danfoss A/S, and Danfoss Acquisition, Inc. (incorporated by reference to Exhibit (a)(5)(viii) of the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAUER-DANFOSS INC.

By:	/s/ Kenneth D. McCuskey
Name:	Kenneth D. McCuskey
Title:	Vice President and Chief Accounting Officer

Dated: March 25, 2013